                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 10

                    under the Securities Exchange Act of 1934

                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                 --------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081

                                 with a copy to:
                                GREGORY M. CHAIT
                               KATHERINE M. KOOPS
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                           ATLANTA, GEORGIA 30303-1740
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               SEPTEMBER 21, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
         AIMCO PROPERTIES, L.P.                                  OF ABOVE PERSON
         84-1275721
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                3,363 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 3,363 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,363 UNITS

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 21.42%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                                                 OF ABOVE PERSON
         AIMCO-GP, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                3,363 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 3,363 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,363 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 21.42%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
         APARTMENT INVESTMENT AND MANAGEMENT COMPANY             OF ABOVE PERSON
         84-129577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                5,181 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 5,181 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,181 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         APPROXIMATELY 33.00%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                                                 OF ABOVE PERSON

         INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                72 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 72 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                                                 OF ABOVE PERSON
         AIMCO/IPT, INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                72 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 72 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                                                 OF ABOVE PERSON
         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                1,741 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 1,741 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,741 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 11.09%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.
                                                                 OF ABOVE PERSON
         LIQUIDITY ASSISTANCE, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]

                                                                          (b)[X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY         -------------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
   EACH REPORTING                5 UNITS
    PERSON WITH          -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 5 UNITS

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         The name of the issuer is HCW Pension Real Estate Fund Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, CO 80222. The Partnership's general partner is HCW General Partner Ltd., a Texas limited partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units of Limited Partnership Interest ("Units").

         This Amendment No. 10 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D filed jointly by Cooper River Properties, L.L.C., Insignia Properties L.P., Insignia Properties Trust and Apartment Investment and Management Company on January 25, 1999, as amended by Amendments 1 through 9.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

             (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

             (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

             (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multifamily residential properties.

             (4) Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), with principal office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602. Its principal business is to act as the managing member of Cooper River.

             (5) AIMCO/IPT, INC., a Delaware corporation ("AIMCO/IPT"), with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

             (6) Cooper River Properties, L.L.C., a Delaware corporation ("Cooper River"), with principal office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602. Its principal business involves owning and managing multifamily residential properties.

             (7) Liquidity Assistance, L.L.C., a Delaware corporation ("Liquidity Assistance"), with principal office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602. Its principal business is the ownership of securities.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         AIMCO Properties is currently making a tender offer for any and all units of the Partnership at a price of $82 in cash per unit. The tender offer is currently scheduled to expire on September 28, 2001. The specific terms of the tender offer are set forth in the offer to purchase, filed as exhibit 1 to the Schedule TO filed on August 29, 2001, by AIMCO Properties, and supplements thereto, filed as exhibit 7 to the Schedule TO/A filed September 21, 2001 and incorporated herein by this reference. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the Partnership's property while providing the Partnership's investors with an opportunity to liquidate their current investment.

         AIMCO-GP, AIMCO, IPLP, AIMCO/IPT, Cooper River and Liquidity Assistance do not have any present plans to acquire or sell additional Units. AIMCO Properties, AIMCO-GP, AIMCO, IPLP, AIMCO/IPT, Cooper River and Liquidity Assistance do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. These entities have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.


Item 5. Interest in Securities of the Issuer

         As of the date of this schedule, the Reporting Persons directly own the following numbers and percentages of Units:

                                          Number of Shared            Percentage of
         Entity or Person                 and Voting Units            Class Represented
         ----------------                 ----------------            -----------------
         AIMCO Properties                 3,363                       21.42
         IPLP                             72                          Less than 1
         Cooper River                     1,741                       11.09
         Liquidity Assistance             5                           Less than 1


         IPLP and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP.

         AIMCO owns a controlling interest in AIMCO Properties through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation, and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO Properties and AIMCO-GP is the sole general partner of AIMCO Properties. As a result of its 1998 merger with Insignia Financial Group, Inc., AIMCO directly owns the units that had previously been reported as being held by Insignia, and thus has voting and dispositive power over 33.00% of the Partnership Units.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of joint filing, dated September 25, 2001.

                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001


                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       AIMCO-GP, INC.


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       APARTMENT INVESTMENT AND MANAGEMENT
                                       COMPANY


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       INSIGNIA PROPERTIES, L.P.


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       AIMCO/IPT, INC.


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       COOPER RIVER PROPERTIES, L.L.C.


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                       LIQUIDITY ASSISTANCE, L.L.C.


                                       By: /s/ PATRICK J. FOYE
                                          --------------------------------------
                                                Executive Vice President

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
 7.1                Agreement of joint filing, dated September 25, 2001.